Exhibit 99.1

Collective Mining Expands Ramp Zone by Drilling its Highest Grade Intercept Ever at Apollo: 24.80 Metres @ 29.42 g/t Gold Within 63.90 Metres @ 13.46 g/t Gold from 388.25 Metres

Hole APC143-D2, the deepest and northeasternmost hole drilled to date in the Ramp Zone, increases the mineralized envelope to 315 metres along strike by 300 metres vertically - and remains open in all directions.

TORONTO, Dec. 16, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for two orthogonally directed diamond drill holes designed to continue expanding the high-grade Ramp Zone ("Ramp") along strike northwards and at depth. The Ramp Zone is located at the bottom of the Apollo system ("Apollo") beginning at approximately 1,000 metres above sea level. Apollo is a large, partially Reduced Intrusion Related System enriched in gold, silver, copper and tungsten. Drilling to date at Apollo has outlined continuous mineralization from surface to, as of today, more than 1,400 vertical metres. The high-grade Ramp Zone remains open in all directions. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "Today's step-out hole from the Ramp Zone is a classic example of how exceptional geological discoveries deliver consistent positive surprises. This intercept not only marks the highest-grade gold interval ever drilled at Ramp but also demonstrates remarkable continuity of mineralization across the interval. With the Ramp Zone now measuring 315 metres along strike by 300 metres vertically - and remaining open in all directions - we are increasingly confident that Ramp will be a major value driver as we ramp up expansion drilling aggressively into 2026."

To watch a video of David Reading, Special Advisor, explain today's results please click on the link here.

Key Highlights (see Table 1-2 and Figures 1-7)

•	High-Grade Intercept at Ramp Zone: Drill hole APC143-D2 intersects 24.80 metres @ 29.42 g/t gold and 28 g/t silver within a broader mineralized zone of 63.90 metres @ 13.46 g/t gold and 13 g/t silver from 388.25 metres. This hole represents the highest-grade and largest grade accumulation (gram x metres) intercept drilled to date in the Ramp Zone.
•	Significant Expansion of Ramp Zone: APC143-D2 is the deepest and northeasternmost hole drilled to date, expanding the dimensions to 315 metres along strike by 300 metres vertically (previously 300 metres strike by 270 metres vertical). The zone remains open in all directions for further growth.
•	Additional Step-Out Drilling Success to the West: Hole APC140-D3 locally extended the Ramp Zone by 100 metres below the previous westernmost intercept (APC140-D2), cutting 14.65 metres @ 3.03 g/t gold and 10 g/t silver within 54.35 metres @ 1.47 g/t gold and 4 g/t silver from 257.85 metres downhole.
•	Visuals Infer Another High-Potential Hole Pending Assays: Directional hole APC143-D3, designed to further extend the Ramp Zone's strike and depth, intersected 16 visible gold sightings over a 12-metre core interval - assays pending.
•	Aggressive Drilling Ramp-Up: Three deep-capacity diamond rigs are currently operating at the Ramp Zone, with two additional deep-capacity rigs contracted for arrival on site in mid-Q1 2026.

To date, Collective has completed 154,500 metres of diamond drilling across the Guayabales and San Antonio projects, including 107,500 metres at the flagship Apollo system. Ten rigs are currently turning, with multiple high-priority holes at both projects pending assays.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned, 2026 program, which targets up to 100,000 metres of additional drilling.

Details (see Table 1-2 and Figures 1-7)

APC143-D2 was drilled as a wedge hole from mother hole APC-143D from Pad 19 in a southerly direction and successfully extended the Ramp Zone by 30 metres vertically and by 15 metres in strike with assays results as follows:

•	63.90 metres @ 13.46 g/t gold, 13 g/t silver from 388.25 metres downhole including 24.80 metres @ 29.42 g/t gold, 28 g/t silver from 395.20 metres downhole

APC140-D3 was drilled as a wedge hole from mother hole APC-140D from Pad 29 to the southwest and is interpreted to been vertically offset by faulting as it intersected the Ramp Zone 100 metres vertically below previous drill hole APC140-D2 (see in press release dated December 3, 2025) with assays results as follows:

•	54.35 metres @ 1.47 g/t gold, 4 g/t silver from 257.85 meters downhole including 14.65 meters @ 3.03 g/t gold, 10 g/t silver from 257.85 metres downhole

The Ramp Zone, which commences at approximately 1,000 metres above sea level, is classified as a reduced intrusion-related gold system with similarities, in terms of mineralogy, to the nearby Marmato Deeps deposit, owned by Aris Mining. Located just 1.75 kilometres apart, both systems begin at the same elevation and the gold-and-silver-bearing sulphide assemblages in the Ramp Zone closely resemble those at Marmato Deeps. Mineralization occurs with pyrite and pyrrhotite, accompanied by minor bismuth, tellurium, and locally arsenopyrite bearing sulphides, hosted in veinlet stockworks, cracks and miarolitic cavities. Alteration is dominated by muscovite, albite and sericite.

A key distinguishing feature at Ramp is the significantly higher gold grades encountered to date compared to Marmato Deeps. The Company attributes this superior grade profile primarily to the host rock: mineralization at the Ramp Zone is emplaced within a porous breccia matrix, which provides substantially greater permeability for metal-bearing fluids than the precursor porphyry host rock at Marmato Deeps.

Cautionary Note to Readers:
Although the Apollo project (including the Ramp Zone) and the Marmato Lower Mine (also referred to as the Bulk Mining Zone or formerly as Marmato Deeps) share certain geological characteristics, information regarding the Marmato Lower Mine is not necessarily indicative of mineralization in the Ramp Zone. Information regarding the Marmato Lower Mine has not been independently verified by the Company or its Qualified Person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). All information presented herein regarding the Marmato Lower Mine is derived from the NI 43-101 compliant technical report titled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project," with an effective date of June 30, 2022 (filed November 23, 2022). This report is available on Aris Mining Corporation's website at: https://aris-mining.com/operation/marmato-mine/technical-report/.

Table 1: Assays Results for Drill Holes APC140-D3 and APC143-D2

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
APC140-D3	257.85	312.20	54.35	1.47	4
Incl.	257.85	272.50	14.65	3.03	10
APC143-D2	388.25	452.15	63.90	13.46	13
Incl.	395.20	420.00	24.80	29.42	28

True widths have been estimated to be between 85%-98% of the total length with no grade capping applied. Internal dilution of up to 15% below a cutoff grade of 0.30 g/t Au may be included within intervals with the dilution not exceeding 5% continuously within the total interval.

Table 2: Individual Assays Results from a Section of Hole APC143-D2

From (m)	To (m)	Length (m)	Au g/t	Ag g/t
395.20	396.20	1.00	16.70	14
396.20	397.20	1.00	44.50	51
397.20	398.35	1.15	18.10	21
398.35	399.25	0.90	78.00	58
399.25	400.30	1.05	9.90	12
400.30	401.55	1.25	95.70	87
401.55	402.60	1.05	15.80	16
402.60	403.50	0.90	3.90	4
403.50	404.45	0.95	52.20	61
404.45	405.50	1.05	0.18	-
405.50	406.50	1.00	0.10	-
406.50	407.40	0.90	77.80	88
407.40	408.45	1.05	6.00	3
408.45	409.60	1.15	25.70	13
409.60	410.65	1.05	27.30	20
410.65	411.85	1.20	57.00	57
411.85	412.95	1.10	78.30	68
412.95	414.00	1.05	3.47	5
414.00	415.15	1.15	41.70	42
415.15	416.05	0.90	4.47	6
416.05	417.60	1.55	0.04	-
417.60	418.85	1.25	10.40	17
418.85	420.00	1.15	17.05	16
Weighted Average		24.80	29.42	28

Figure 1: Cross Section Outlining the Ramp Zone Extension to the North (CNW Group/Collective Mining Ltd.)

Figure 2: Plan View of the Apollo System Highlighting Drill Holes Announced in this Release (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core from Hole APC143-D2 (CNW Group/Collective Mining Ltd.)

Figure 4: Drill Core from Hole APC143-D3. 16 Individual Instances of Visible Gold Logged Over 12.20 Metres from 187.80 Metres Down Hole (CNW Group/Collective Mining Ltd.)

Figure 5: Apollo System: High-Grade Over 1,400 Metres from Surface and Growing! (CNW Group/Collective Mining Ltd.)

Figure 6: Side-by-Side Comparison of the Apollo System and the Neighboring Marmato Mine, Highlighting How the Ramp Zone and Marmato Deeps Systems Begin at the Same Elevation and the Potential for the Ramp Zone to Continue Expanding Along Strike and to Depth (CNW Group/Collective Mining Ltd.)

Figure 7: Plan View of the Guayabales Project Highlighting the Apollo System (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 16-DEC-25